FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Wharton J. Taylor	2. Issuer Name and Ticker or Trading Symbol Freeport-McMoRan Copper & Gold Inc. (FCX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 1515 Holcombe Boulevard, Room B2.4310	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 08/01/02				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Houston Texas 77030								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock(1)								10,628(2)	D
Class B Common Stock(1)								420(3)	I	By IRA for self
Class B Common Stock(1)								26,937(4)	I	By Spouse
Class B Common Stock(1)								160(5)	I	By IRA for Spouse
Class B Common Stock(1)								2,889(6)	I	As Custodian for Daughter
Class B Common Stock(1)								2,200(7)	I	As Custodian for Daughter
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options(8) (right to buy)	$15.195	08/01/02		A	V	10,000		08/01/03(9)	08/01/12	Common Stock	10,000	None	10,000	D
Stock Appreciation Rights	$15.195	08/01/02		A	V	6,556		08/01/03(9)	08/01/12	Common Stock	6,556	None	6,556	D

Explanation of Responses:

  Effective May 3, 2002, the Company converted all shares of Class A Common Stock to shares of Class B Common Stock.

  1,270 of these shares were formerly reported as Class A Common Stock.

  Formerly reported as Class A Common Stock

  3,011 of these shares were formerly reported as Class A Common Stock.

  Formerly reported as Class A Common Stock

  188 of these shares were formerly reported as Class A Common Stock.

  144 of these shares were formerly reported as Class A Common Stock.

  Options with rights to "Option Cancellation Gain" Payments

  25% exercisable on the date indicated and 25% exercisable on the next three anniversaries thereof

		/s/ Margaret F. Murphy	12/02/02
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person Margaret F. Murphy, on behalf of J. Taylor Wharton.	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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